Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 18, 2009 (July 20, 2009 as to net income per share data described in Note 3) relating to the consolidated financial statements of VS Holdings, Inc. and Subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”), effective December 31, 2006, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

July 20, 2009